FORM 11-K

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               ANNUAL REPORT

      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1997

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     First Financial Holdings, Inc.
     34 Broad Street
     Charleston, SC  29401

THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED
INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO WERE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN

                            FINANCIAL STATEMENTS
                         DECEMBER 31, 1997 and 1996


                                  CONTENTS


                                                        Page(s)

Independent Auditors' Report                               1


Financial Statements for 1997 and 1996:

  Statements of Net Assets Available for Benefits,
    With Fund Information                                  2

  Statements of Changes in Net Assets Available for
    Benefits, With Fund Information                      3-4

  Notes to Financial Statements                         5-11


Schedules Supporting 1997 Financial Statements:

  Schedule I - Assets Held for Investment Purposes -
    Item 27a                                              12

  Schedule II - Summary of Reportable Transactions -
    Item 27d                                              13


Signature                                                 14

Independent Auditors' Consent                             15

Independent Auditors' Report


The Plan Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for benefits, with fund information, of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Trustees of the Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, as of December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the
responsibility of the Trustees of the Plan.   The Fund Information in the
statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MCLAIN, MOISE & ASSOCIATES, PC

June 24, 1998

                                   FIRST FINANCIAL HOLDINGS, INC.
                                         SHARING THRIFT PLAN

               Statements of Net Assets Available for Benefits, With Fund Information
                                     December 31, 1997 and 1996

                                          December 31, 1997

                         Equity      Fixed       Stock      Growth      Bond      Loan
                          Fund        Fund       Fund        Fund       Fund      Fund       Total
Assets:
  Investments, at fair
     value             $7,541,278  $3,269,673 $21,102,703 $4,349,696  $301,845  $    -    $36,565,195
  Employer
     contributions
     receivable            75,547      33,896     222,854     74,102     8,302       -        414,701
  Loans receivable
     from participants       -           -           -          -         -       254,140     254,140

Net assets available
  for benefits         $7,616,825  $3,303,569 $21,325,557 $4,423,798  $310,147  $ 254,140 $37,234,036


                                          December 31, 1996
                         Equity      Fixed       Stock      Growth      Bond      Loan
                          Fund        Fund       Fund        Fund       Fund      Fund       Total
Assets:
  Investments, at fair
     value             $5,746,952  $3,358,579 $ 8,341,630 $3,085,512  $325,526       -    $20,858,199
  Employer
     contributions
     receivable            55,291      31,767     157,800     45,896     8,030       -        298,784
  Loans receivable
     from participants       -           -           -          -         -       224,166     224,166

Net assets available
  for benefits         $5,802,243  $3,390,346 $ 8,499,430 $3,131,408  $333,556  $ 224,166 $21,381,149

See accompanying notes to financial statements.

                                      FIRST FINANCIAL HOLDINGS, INC.
                                            SHARING THRIFT PLAN

             Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                       Year Ended December 31, 1997

                          Equity        Fixed       Stock       Growth      Bond       Loan
                           Fund         Fund        Fund         Fund       Fund       Fund        Total
Additions to net assets
   attributable to:
    Investment income:
      Net appreciation
        in fair value
        of investments  $1,083,850   $     -    $11,839,631   $  640,073  $  2,905   $   -     $13,566,459
      Interest                -         188,681       5,533         -       20,746     26,717      241,677
      Dividends            242,007         -        284,457       32,983      -          -         559,447
        Total investment
          income         1,325,857      188,681  12,129,621      673,056    23,651     26,717   14,367,583
    Contributions :
      Participants         387,501      163,381     208,847      330,816    28,188       -       1,118,733
      Cafeteria
        credits               -          47,044        -            -         -          -          47,044
      Employer match          -          -          582,831         -         -          -         582,831
      Employer profit
        sharing            267,480      134,268     145,602      238,579    31,607       -         817,536
        Total
         contributions     654,981      344,693     937,280      569,395    59,795       -       2,566,144
         Total
           additions     1,980,838      533,374  13,066,901    1,242,451    83,446     26,717   16,933,727
Deductions from net
  assets attributable to:
    Benefits and
      withdrawals paid
      to participants      226,158      226,790     423,151      149,039     7,872       -       1,033,010
    Administrative
      fees                  19,513       10,090      11,616       10,899       858       -          52,976
         Total
           deductions      245,671      236,880     434,767      159,938     8,730       -       1,085,986
Net increase prior to
  transfers              1,735,167      296,494  12,632,134    1,082,513    74,716     26,717   15,847,741

Transfers:
  Rollover contributions     2,064         -          1,022           12     2,048       -           5,146
  Interfund transfers       77,351     (383,271)    192,971      209,865  (100,173)     3,257         -
         Total
           transfers        79,415     (383,271)    193,993      209,877   (98,125)     3,257        5,146

Net increase
  (decrease)             1,814,582      (86,777) 12,826,127    1,292,390   (23,409)    29,974   15,852,887

Net assets available for benefits:
  Beginning of year      5,802,243    3,390,346   8,499,430    3,131,408   333,556    224,166   21,381,149
  End of year           $7,616,825   $3,303,569 $21,325,557   $4,423,798  $310,147   $254,140  $37,234,036

See accompanying notes to financial statements.

                                      FIRST FINANCIAL HOLDINGS, INC.
                                            SHARING THRIFT PLAN

             Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                       Year Ended December 31, 1996

                          Equity        Fixed       Stock       Growth      Bond       Loan
                           Fund         Fund        Fund         Fund       Fund       Fund        Total
Additions to net assets
   attributable to:
    Investment income:
      Net appreciation
        in fair value
        of investments  $  573,606   $     -     $1,186,807   $  235,091  $   -      $   -     $ 1,995,504
      Interest                -         204,970       6,887         -       10,839     24,289      246,985
      Dividends            190,409         -        241,293      173,930      -          -         605,632
        Total investment
          income           764,015      204,970   1,434,987      409,021    10,839     24,289    2,848,121
    Contributions:
      Participants         321,546      174,920     193,902      232,995    33,205       -         956,568
      Cafeteria
        credits               -          45,111        -            -         -          -          45,111
      Employer match          -            -        462,436         -         -          -         462,436
      Employer profit
        sharing            214,558      135,988     129,137      159,528    32,521       -         671,732
        Total
         contributions     536,104      356,019     785,475      392,523    65,726       -       2,135,847
         Total
           additions     1,300,119      560,989   2,220,462      801,544    76,565     24,289    4,983,968

Deductions from net
  assets attributable to:
    Benefits and
      withdrawals paid
      to participants      479,492      570,181   1,163,086      123,701    21,766       -       2,358,226
    Administrative
      fees                  21,496       15,226      19,214       10,447     1,335       -          67,718
         Total
           deductions      500,988      585,407   1,182,300      134,148    23,101       -       2,425,944
Net increase
  (decrease) prior to
    transfers              799,131      (24,418)  1,038,162      667,396    53,464     24,289    2,558,024

Transfers:
  Rollover
    contributions            4,383         -           -           2,921      -          -           7,304
  Interfund transfers       99,189     (274,635)     32,030      186,965   (33,005)   (10,544)        -
         Total
           transfers       103,572     (274,635)     32,030      189,886   (33,005)   (10,544)       7,304

Net increase
  (decrease)               902,703     (299,053)  1,070,192      857,282    20,459     13,745    2,565,328

Net assets available for benefits:
  Beginning of year      4,899,540    3,689,399   7,429,238    2,274,126   313,097    210,421   18,815,821
  End of year           $5,802,243   $3,390,346  $8,499,430   $3,131,408  $333,556   $224,166  $21,381,149

See accompanying notes to financial statements.

                      FIRST FINANCIAL HOLDINGS, INC.
                           SHARING THRIFT PLAN
                      Notes to Financial Statements
                  Years Ended December 31, 1997 and 1996


1.  DESCRIPTION OF PLAN

    The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina and subsidiaries (First Federal) and Peoples Federal Savings and Loan Association in Conway, South Carolina and subsidiaries (Peoples Federal) (together the "Thrifts").

    The Plan is administered by a Committee of Trustees appointed by the Company s Board of Directors. The Committee contracts with an outside service organization for certain participant account record-keeping and administrative services.

    A.  GENERAL
        The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    B.  CONTRIBUTIONS
        The Plan permits eligible participants to contribute a maximum of 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

        The Company matches part or all of the participants tax-deferred contributions up to 5% of the participant's base compensation, and makes a profit sharing contribution up to 6% of the participant's base compensation. Company contributions are made quarterly. The percentage for the Company's matching and profit sharing contributions is determined for each of the Thrifts based on the individual Thrift's annualized return on equity as of the beginning of the quarter as follows:

                                            Match and
                                          Profit Sharing
          Return on Equity                 Percentages

          Less than 4%                          0%
          4% to less than 8%                   25%
          8% to less than 12%                  50%
          12% to less than 16%                 75%
          16% or more                         100%

        The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

    C.  PARTICIPANT ACCOUNTS
        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    D.  VESTING
        The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

    E.  INVESTMENT OPTIONS
        Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in any of five investment funds as follows:

        PARTICIPANT-DIRECTED FUNDS:

        - The Equity Fund is an unsegregated diversified managed fund invested in equity investments selected by the Trustees. During 1997 and 1996 the Equity Fund was invested in the Fidelity Puritan Fund.

        - The Fixed Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Thrifts.

        - The Stock Fund invests in common stock of First Financial Holdings, Inc. Investments in the Stock Fund are generally not available for transfer to other investment options. A one-time transfer is permitted as described below.

        - The Growth Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 1997 and 1996 the Growth Fund was invested in the Fidelity Value Fund.

        - The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 1997 and 1996 the Bond Fund was invested in the Fidelity Intermediate Bond Fund.

        NONPARTICIPANT-DIRECTED FUNDS: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc.

        Information is not available to report separate participant-directed and nonparticipant-directed stock investment fund activity.

        During 1997 and 1996, participants could change their investment options quarterly.

    F.  LOANS RECEIVABLE FROM PARTICIPANTS
        Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the Participant's Plan account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

    G.  PAYMENT OF BENEFITS
        On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

        A participant may also receive a hardship distribution upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees.

2.  SUMMARY OF ACCOUNTING POLICIES

    A.  BASIS OF ACCOUNTING
        The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


    B.  INVESTMENT VALUATION AND INCOME RECOGNITION
        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
        Dividends are recorded on the ex-dividend date.

    C.  PAYMENT OF BENEFITS AND WITHDRAWALS
        Benefits are recorded when paid. Vested account balances attributable to terminated employees at December 31, 1997 and 1996, which were paid in the subsequent year, were $400,000 and $176,000, respectively. Certain of these amounts represent benefit claims that had been processed and approved for payment prior to year end, but were disbursed in 1998 subsequent to allocating the fourth quarter employer profit sharing and matching contribution.

        Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.  INVESTMENTS

    Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Thrifts. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments of the trust at December 31, 1997 and 1996, were as follows:
                                                  1997           1996
        Cash demand deposits held by:
           First Financial Holdings, Inc.    $     90,758   $     63,687

        Mutual Funds:
           Fidelity Puritan Fund                7,541,278      5,746,952
           Fidelity Intermediate Bond Fund        301,845        325,526
           Fidelity Value Fund                  4,349,696      3,085,512

        Certificates of deposit accounts:
           First Federal or Peoples Federal     3,178,915      3,314,222
        Equity securities:
           First Financial Holdings, Inc.,
               common stock                    21,102,703      8,322,300

                   Total investments         $ 36,565,195   $ 20,858,199

    Certificates of deposit at December 31, 1997 consisted of amounts on deposit with the Thrifts with interest rates ranging from 5.4% to 8.35%, with original maturities of fifteen months to five years.
    During 1997 and 1996, the Plan's mutual funds appreciated in value in the amounts of $1,726,828 and $808,697, respectively. During 1997 and 1996, the Plan's equity securities appreciated in value in the amounts of $11,839,631 and $1,186,807, respectively. These amounts represent the total of the net realized gain or loss from investment transactions and the net unrealized appreciation or depreciation of investments.
    The method used in calculating realized gains and losses is based on average net cost.

    The investments of the Stock Fund on the Statements of Net Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

4.  CONTRIBUTIONS

    The Thrift's quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.
                                                1997           1996
    Employer matching contributions:

        First Federal                           4.38%          3.75%
        Peoples Federal                         3.75%          3.75%
    Employer profit sharing contributions:

        First Federal                           5.25%          4.50%
        Peoples Federal                         4.50%          4.50%


    These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

    Contributions receivable at December 31, 1997 and 1996 represent the employer s matching and profit sharing contributions for the previous fourth quarter.

5.  RELATED PARTY TRANSACTIONS

    The Trustees select the investment options available to the participants. Officers of the Company initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

    Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 1997 and 1996 amounted to $52,976 and $67,718, respectively.

6.  TAX STATUS

    The Internal Revenue Service has previously informed the Plan's administrators that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code, and of the exempt status of the trust under Section 501(a) of the Code.

    The Plan obtained its latest determination letter on May 20, 1996 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
    Further, the continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that the related trust was tax exempt as of the financial statement date.

7.  AMENDMENTS TO THE PLAN

    The Plan was amended during 1993 through 1998 for certain technical requirements of the Unemployment Compensation Amendment Act of 1992, Omnibus Budget Reconciliation Act of 1993 and Tax Reform Act of 1986, as well as resolutions of the Trustees.

    In connection with the Company s acquisition of Investors Savings Bank of S.C. (Investors) on November 7, 1997, the Plan has been expanded effective January 1, 1998, to admit as participants on January 1, 1998 any Investors employees as of October 15, 1997, who are employed by the Company on December 31, 1997. All previous qualifying service with Investors will qualify as service under the Plan for vesting purposes.

    Effective July 1, 1997 any participant, who has attained 10 years of service and 50 years of age, may make a one-time transfer of amounts held in their Stock Fund to other investment funds. In the event of this transfer, a 12 month waiting period will be in effect for further investments in the Stock Fund.

    Also effective July 1, 1997 special eligibility provisions permitted certain part-time employees to participate in the Plan.

8.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                       FIRST FINANCIAL HOLDINGS, INC.
                            SHARING THRIFT PLAN
                                 Schedule I
               Assets Held for Investment Purposes - Item 27a
                             December 31, 1997


       Identity of issue, borrower,            Description of                    Current
         lessor, or similar party                investment          Cost         Value

Cash on deposit with:
    First Federal or Peoples Federal*       4.25% Interest-
                                            bearing deposits     $    90,758  $    90,758


Mutual Funds:
    Fidelity Puritan Fund                   389,249 Units          7,541,278    7,541,278

    Fidelity Intermediate Bond Fund          29,720 Units            301,845      301,845

    Fidelity Value Fund                      80,447 Units          4,349,696    4,349,696

Certificates of deposit:
    First Federal or Peoples Federal*       Maturing 1998 - 2001
                                            5.4% to 8.35%          3,178,915    3,178,915

Common stock:
    First Financial Holdings, Inc.*         794,454 shares of
                                            common stock**         5,961,129   21,102,703

        Total investments on balance sheet                        21,423,621   36,565,195

Loans due from participants                 Bearing various
                                            interest rates and
                                            maturities               254,140      254,140

        Total investments                                        $21,677,761  $36,819,335


  * Party-in-interest to the Plan.
 ** First Financial Holdings, Inc.declared a two-for-one stock split on February 26,
    1998, for stockholders of record on March 13, 1998, to be paid on March 27, 1998.
    The total number of shares held by the Plan has been retroactively restated.

See accompanying independent auditors' report.

                                   FIRST FINANCIAL HOLDINGS, INC.
                                         SHARING THRIFT PLAN
                                             Schedule II
                           Schedule of Reportable Transactions - Item 27d
                                    Year Ended December 31, 1997

                                                                            Sales
                                  Description                                          Net Gain
  Identity of Party Involved       of Assets      Purchases    Proceeds      Cost       (Loss)

 First Federal or Peoples        Certificates
    Federal*                     of deposits    $   745,000   $ 880,307   $ 880,307   $    -
 First Financial Holdings*       Common Stock   $ 1,300,988   $ 166,579   $  64,036   $ 102,543


*Party-in-interest to the Plan

See accompanying independent auditors' report.

                                 SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Tustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   First Financial Holdings, Inc.
                                   Sharing Thrift Plan

Date:  June 25, 1998               By: /s/ A. Thomas Hood
                                   A. Thomas Hood
                                   Member of The First Financial Holdings,
                                   Inc. Sharing Thrift Plan Committee

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                       INDEPENDENT AUDITORS' CONSENT

The Board of Directors
First Financial Holdings, Inc.

We consent to the inclusion of our report dated June 24, 1998, relating to our audit of the First Financial Holdings, Inc. Sharing Thrift Plan Statements of Net Assets Available for Benefits, With Fund Information as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets for Benefits, With Fund Information for the years ended December 31, 1997 and 1996, which report appears in the Form 11-K of First Financial Holdings, Inc. dated June 25, 1998.




MCLAIN, MOISE & ASSOCIATES, PC


Charleston, South Carolina
June 24, 1998